Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Wix.com Ltd. (the “Company,” “we,” “us” and “our”) has one class of securities registered pursuant to Section 12(b) of the Exchange Act, the Company’s ordinary shares.

The authorized share capital of the Company is NIS 5,000,000, divided into 500,000,000 ordinary shares with a nominal value of NIS 0.01 per share. The Company may alter its authorized share capital in accordance with the provisions of the Israeli Companies Law, 5759-1999, as amended from time to time, including any regulations promulgated thereunder (the “Companies Law”).

General

Our board of directors may determine the issue prices and terms for our ordinary shares or other securities, and may further determine any other provision relating to such issue of shares or securities.  Our ordinary shares are not redeemable and do not have any preemptive rights.  All of our ordinary shares have equal rights and are fully paid. Our board of directors may not make calls or assessments on our ordinary shares.  Our board of directors is not authorized to issue preferred shares absent an amendment to our articles of association in order to authorize such shares.  Such an amendment would require the affirmative vote of the holders of a majority of our outstanding shares entitled to vote at a general meeting.

The description below is a summary of the material provisions of our articles of association and of the Companies Law.

Share Ownership Restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Dividend and Liquidation Rights

Under Israeli law, we may declare and pay a dividend only if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due.  Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution.  In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Companies Law, we may seek the approval of the court in order to distribute a dividend.  The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis.  Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year, not more than 15 months following the preceding annual general meeting.  Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or at the request of one of more holders of 5% or more of our voting power.  All shareholder meetings require prior notice of at least 14 days and, in certain cases, 35 days.  Shareholders must comply with advance notice provisions to bring business before, or nominate directors for election at, a shareholder meeting.

The chairperson of our board of directors, the lead independent director, or another one of our directors authorized by our board of directors presides over our general meetings.  If either of such persons is not present within 15 minutes from the appointed time for the commencement of the meeting, the directors present at such meeting shall appoint one of our directors as the chairperson for such meeting and if they fail to do so, then the shareholders present shall appoint one of our directors or office holders to act as chairperson and if any such person refuses to so act or is not present, then one of the shareholders present at such meeting shall act as chairperson.  Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders), or to a later time, if indicated in the notice to the meeting or to such other time and place as determined by the board of directors in a notice to our shareholders.  At the reconvened meeting, if a quorum is not present within half an hour from the appointed time for the commencement of the meeting, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting.

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

Voting rights

General

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting.  Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot.  Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting.  An amendment to our articles of association generally requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote at a general meeting of shareholders and voting in person or by proxy at the meeting, and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of 66 2/3% of our outstanding ordinary shares entitled to vote at a general meeting and voting in person or by proxy at the meeting.

Election and Removal of Directors

Our board of directors is divided into three classes with staggered three year terms.  Only one class of directors is elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms.  Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions).  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting.  Shareholders may only remove a director upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares having the right to vote at a general meeting of shareholders and voting in person or by proxy at the meeting.

Vacancies on our board of directors may only be filled by the vote of a simple majority of the directors then in office. A director so appointed will hold office until the annual meeting of our shareholders for the year in which his or her term expires and after his or her successor is duly elected and qualified.

Transactions with Interested Shareholders

Our articles of association contain a provision that prohibits us from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	prior to that date, the board of directors of the Company approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting share of the Company outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, unissued shares of the company which may be issued pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

A “business combination” is defined to include the following:

•	any merger or consolidation involving the Company and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company involving the interested shareholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any shares of the Company to the interested shareholder;

•	any transaction involving the Company that has the effect of increasing the proportionate share of the shares of any class or series of the Company beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder or the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

An “interested shareholder” is defined as an entity or person beneficially owning 15% or more of the outstanding voting shares of the company and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

This provision may have the effect of preventing, delaying or discouraging coercive takeover practices and inadequate takeover bids.  This provision is also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our board.  We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire our company.

Acquisitions under Israeli Law

Approval of Transactions with Controlling Shareholders

Pursuant to the Companies Law, an extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation arrangement of a controlling shareholder who is an office holder or his relative, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order.  In addition, the shareholder approval must fulfill one of the following requirements:

•
at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or

•
the voting rights held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder or his relative is for a period extending beyond three years, shareholder approval is required once every three years, unless, in respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

Pursuant to regulations adopted under the Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholders’ approval if the audit committee and the board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company.  Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights.  For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class).  If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court.  However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer.  If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company.  This rule does not apply if there is already another holder of 25% or more of the voting rights in the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.  A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.  An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company.  However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a majority of each party’s shareholders.  The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine in its opinion whether there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies.  If the board of directors determines that such a concern exists, it may not approve a proposed merger.  Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.  If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders as described above.

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.